August 14, 2017

VIA EDGAR

Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Urban Outfitters, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2017
Filed April 3, 2017
File No. 000-22754

Dear Mr. Parker:

This letter responds to the comment that the Staff of the United States Securities and Exchange Commission (the “Commission”) made in its letter to Urban Outfitters, Inc. (“we” or the “Company”) dated July 19, 2017 with respect to the Staff’s review of the Company’s Form 10-K referenced above. For your convenience, we have repeated below in bold type the specific comment that the Commission made and have set forth the response of the Company immediately below the comment.

Notes to Consolidated Financial Statements

16. Segment Reporting, page F-35

1.	Please tell us why you have not provided the disclosures required by ASC 280-10-50-40.

Response:

The Company acknowledges the Staff’s comment and has reviewed the requirements of ASC 280-10-50-40. In response to the Staff’s comment, we plan to include substantially the following additional disclosure in the Segment Reporting note in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The financial information below represents the disclosure we would have included for our fiscal years ended January 31, 2017 and 2016, respectively:

The following table summarizes the percent of net sales by merchandise category for the Company:

	Fiscal Year
	2017	2016
Apparel and accessories	79%	81%
Home	16%	15%
Other	5%	4%

Total net sales	100%	100%

We plan to include the additional disclosure prospectively, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2017 and our Annual Report on Form 10-K for the fiscal year ending January 31, 2018 for all periods presented in such filings.

If you have any questions regarding the Company’s response to your comments, please contact me at (215) 454-7166 or Walter J. Mostek, Jr. at (215) 988-3330.

Very truly yours,

/s/ Francis J. Conforti
Francis J. Conforti
Chief Financial Officer